Exhibit 10.1
Personal and Confidential

March 14, 2014

Mr. Timothy Slottow
2650 White Oak Drive
Ann Arbor, MI 48103

Dear Timothy,

On behalf of the University of Phoenix (“UOPX”) and its Board of Trustees (“Trustees”), it is a pleasure to extend you this offer for the position of President – UOPX. Please understand that the terms of this offer are subject to the approval of the Compensation Committee of the Board of Directors of Apollo Education Group (“Compensation Committee”).

As President of the University of Phoenix, you will report directly to the Trustees. Your target start date will be June 20, 2014, and your primary work location will be Phoenix. As compensation for your services as President – UOPX, you will receive the following:

Base Salary	Your base salary will be at the rate of $500,000 per year, subject to all federal, state, and FICA withholding.
Annual Incentive Bonus
You will be eligible to participate in the Annual Incentive Bonus program with a target of 60% of your base salary ($300,000), with a maximum bonus payout of 200% of target ($600,000). Your actual bonus each year will depend upon the attainment of pre-established performance goals recommended by the Trustees and approved by the Compensation Committee and will be subject to all federal, state, and FICA withholding. Your bonus payment for the current fiscal year will be pro-rated based upon your hire date.

Signing Bonus – Cash Award

UOPX agrees to pay you a one-time signing bonus in the amount of $100,000, subject to all federal, state, and FICA withholding.  If you leave UOPX voluntarily or are terminated for cause within one year of your hire date, you will be obligated and hereby agree to repay the entire Signing Bonus amount to UOPX.  Any repayment required by this provision is due and payable in full upon your termination date.  By accepting the Signing Bonus, you hereby authorize UOPX, at its option, to deduct such repayment from any outstanding funds owed to you, including, but not limited to, wages, bonuses, incentive pay, or other compensation.

Annual Long-Term Incentive Award
You will be eligible to participate in the normal annual long-term incentive (LTI) award cycle of Apollo Education Group, Inc. (“Apollo”) at a current annual award level of $900,000. To assist you with your transition to UOPX’s compensation programs and to bridge the gap with your current cash compensation, during the first two full award cycles following the commencement of your employment, 25% of the award amount will be granted as a long-term cash award with four-year vesting. The remaining 75% of the award amount will be granted as a long-term equity award, consistent with the LTI mix used for other senior executives. After this period, the annual LTI award would be structured around Apollo’s typical program of 100% equity. The LTI award value can be adjusted to accommodate market movement and other considerations. Awards may take the form of stock options, restricted stock units (RSUs), performance share units (PSUs) and/or other forms of cash/equity as provided under Apollo’s Stock Incentive Plan. Annual LTI awards are subject to review and recommendation by the Trustees and approval by the Compensation Committee and are not guaranteed.

March 14, 2014
Mr. Timothy Slottow

Pro-Rata Long-Term Incentive Award for the 2014 Fiscal Year
Management will recommend to the Compensation Committee that you be provided with a pro-rata LTI award for FY2014. For the FY2014 award, your pro-rated award amount will be $225,000. We will recommend that this pro-rata award be granted as a cash award with a vesting date of one (1) year from your hire date.

Relocation
UOPX agrees to offer you a relocation package that will be commensurate with those provided by UOPX when relocating a person of a comparable level and position to your proposed level and position.  If you leave UOPX voluntarily or are terminated for cause within one year of your hire date, you will be obligated and hereby agree to repay UOPX for all relocation benefits you received from UOPX.  Any repayment required by this provision is due and payable in full upon your termination date.  By accepting the relocation benefits, you hereby authorize UOPX, at its option, to deduct such repayment from any outstanding funds owed to you, including, but not limited to, wages, bonuses, incentive pay, or other compensation.  Please consult with your tax advisor with respect to the moving and relocation reimbursement as there may be personal tax implications and deductibility limitations that apply.  In no event will any such expenses be reimbursed following the close of the calendar year following the calendar year in which they are incurred, and you will have no right to exchange or liquidate your right to any such reimbursement for any other benefits.

As an exception to the University’s relocation policy, UOPX agrees to reimburse you up to $200,000 of loss on the sale of your home in Michigan. This loss will be calculated at the time of sale using the difference of the HUD statement at the time of your purchase plus any qualifying home capital improvements and the HUD statement at the time of your sale.

Benefits
You will receive employee benefits commensurate with those provided to other executives at your level, once you have completed the eligibility period. Also, UOPX agrees to reimburse you for two (2) months’ worth of COBRA benefit expenses to help bridge the gap between your hire date and the date on which you become eligible to participate in the health and welfare benefit plan.

Miscellaneous
All compensation items, including any long-term cash and equity awards, set forth in this offer letter are subject to review and recommendation by the Trustees and approval by the Compensation Committee.  RSUs and stock options typically vest over a period of four years, unless otherwise indicated. The stock options will have an exercise price per share equal to the closing selling price per share of the Apollo Group Class A common stock on the effective date of the grant and normally have a maximum term of six years from such date of grant, subject to earlier termination following your cessation of employment. If approved, the equity awards will be evidenced by the Company’s standard equity award agreements and will be subject to the terms and conditions of those agreements and the equity award plans under which the awards are granted.

March 14, 2014
Mr. Timothy Slottow

Severance
As an executive officer you will be eligible to participate in the Senior Executive Severance Pay Plan. Under this plan, if you are involuntarily terminated without cause and meet the other conditions for eligibility under the plan, you would be eligible for eighteen (18) months of salary continuation plus one (1) times your average bonus payout over the last three years (or such fewer number of years of UOPX employment) preceding your involuntary termination date. Such severance pay would be paid in accordance with the terms of the plan. If you become eligible for severance benefits under the plan, you would also be entitled to a lump sum cash payment related to COBRA coverage costs and limited pro-rata vesting of a portion of your outstanding annual grants in accordance with the provisions of the plan.

During the first two years of employment only, if your employment is involuntarily terminated by UOPX under circumstances that make you eligible for severance benefits under the Senior Executive Severance Pay Plan, in addition to the standard severance benefits under that plan (described above), you will also be eligible to receive an additional severance benefit of six (6) months of salary continuation plus one (1) times your average bonus payout over the last three fiscal years (or such fewer number of years of UOPX employment with target bonus amount used for any partial fiscal years completed) immediately preceding the fiscal year in which your involuntary termination occurs.  If no annual bonus cycles have been completed – and, consequently, no bonus payouts have been made - at the time your involuntary termination occurs, your target bonus amount will be used to calculate this supplemental severance payment.  Therefore, in this situation, you would be eligible for a total severance amount of twenty-four (24) months of salary continuation plus two (2) times your average bonus payout over the last three fiscal years (or such fewer number of years of UOPX employment with target bonus amount used for any partial fiscal years or your target bonus amount if no annual bonus cycles have been completed) immediately preceding the fiscal year in which your involuntary termination occurs.

March 14, 2014
Mr. Timothy Slottow

In summary, your Total Direct Compensation (pay received over an annual period at target incentive bonus and long-term incentive award) for the package that is being offered is as follows:

		Target		Max
Total Direct Compensation	Base Salary	$500,000
	Target Annual Incentive Bonus	$300,000	(60%)	$600,000
	Target Annual LTI	$900,000

	Total Direct Compensation	$1,700,000		$2,000,000

Additional One-Time Compensation Items	Sign-on Cash Bonus	$100,000
	Home Loss Value (max)	$200,000
	Pro-Rata FY14 LTI Award	$225,000

As a helpful guide in assessing the cash flow resulting from this offer, please refer to Exhibit 1 (attached). Exhibit 1 details all of the cash components other than annual bonus (defined as base salary, sign-on cash bonus, and cash LTI awards). The target annual bonus payout is shown at the bottom of Exhibit 1, defined as performance-based cash. Note that over the past three years, bonuses have paid out above target (between approximately 115% to 170% of target).

Your employment with UOPX is contingent upon completion of a standard background check, with results acceptable to the Trustees, and will be subject to all terms and conditions contained in the current version of the Employee Handbook. Should you have any questions concerning any part of this offer, please call Fred Newton at 602-557-1703.

Congratulations Timothy. We look forward to welcoming you to our team!

Regards,

/s/ Merrilee Engel

Merrilee Engel, Ph.D.
Chair of the Board of Trustees
University of Phoenix, Inc.

I accept the offer as presented.

/s/ Timothy Slottow                    3/18/14

Timothy Slottow                        Date

March 14, 2014
Mr. Timothy Slottow

Exhibit 1

Compensation Offer - Cash Flow Timing
President - UOPX
					Illustrative

Vehicle	Year 1	Year 2	Year 3	Year 4	Year 5

Cash

Base Salary(1)	$500,000	$515,000	$530,450	$546,364	$562,754

Sign-On Cash Bonus	$100,000	$—	$—	$—	$—

Cash LTI
FY14 Pro-Rata Grant ($225,000 Total)	$225,000	$—	$—	$—	$—
FY15 Grant ($225,000 Total)	$56,250	$56,250	$56,250	$56,250	$—
FY16 Grant ($225,000 Total)	$—	$56,250	$56,250	$56,250	$56,250

Cash Flow	$881,250	$627,500	$642,950	$658,864	$619,004

Performance-Based Cash

Bonus Payout (at Target)(2)	$300,000	$309,000	$318,270	$327,818	$337,653

Total Cash Flow	$1,181,250	$936,500	$961,220	$986,682	$956,657

Notes:
(1) Hypothetical 3% annual merit increase
(2) Historical bonus payouts (as a % of target bonus) are as follows: FY13 (134.2%), FY12 (114.6%), FY11 (167.9%)